Exhibit 4.6

FORM OF INDEMNIFICATION AGREEMENT

This agreement is made the       day of            2024.

PARTIES

1	Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the Company), having its registered office at 3rd Floor, 44 Esplanade, St. Helier, Jersey JE4 9WG.

2	[Name of Director] of [address] (the Director).

recitals

A	The Director is a director of the Company.

B	In consideration for accepting [his/her] appointment and continuing to act as a director of the Company, the Director has requested that [s]he be provided with an indemnity in respect of claims and actions which may be brought against [him/her] in respect of [his/her] position and functions as a director of the Company.

C	The Company has agreed to indemnify the Director in respect of such position and functions in accordance with the terms of this agreement.

OPERATIVE PROVISIONS

1	Interpretation

In this agreement, unless the context otherwise requires:

Associated Company means any body corporate which from time to time is a subsidiary of the Company or a holding company of the Company or a subsidiary of such holding company;

Business Day means any day other than a Saturday or a Sunday, or any day on which banks are generally open for business in both Jersey and the United Kingdom;

Director shall include [his/her] heirs, personal representatives and estate;

holding company and subsidiary have the meanings given to those terms in Articles 2 and 2A of the Law; and the Law means the Companies (Jersey) Law 1991 as amended from time to time.

2	Indemnity

2.1	In consideration of the Director accepting [his/her] appointment and continuing to act as, and perform the functions of, a director of the Company, the Company hereby covenants and undertakes, subject to the provisions of clause 3, to the fullest extent permitted by law and without prejudice to any other indemnity to which the Director may otherwise be entitled, to indemnify and keep indemnified and hold harmless the Director against all actions, claims, proceedings, costs, demands, losses, damages and other liabilities of any kind, whether instigated, imposed or incurred under the laws or regulations of Jersey or of any other jurisdiction and whether civil, criminal or regulatory, arising out of or in connection with:

(a)	[his/her] appointment as a director of the Company;

(b)	the actual or purported exercise of, or failure to exercise, any of the Director’s powers, duties or responsibilities as a director or officer of the Company or of any Associated Company (whether before or after the date of this agreement), including any actual or alleged negligence, default, breach of duty or breach of trust by the Director in relation to the Company or of any Associated Company;

(c)	any damages, compensation, penalties, awards or other amounts of a monetary nature payable by the Director in connection with any of the matters referred to in (a) and/or (b) above, whether pursuant to any order or decision of any court, tribunal, regulatory authority or other body exercising judicial, governmental or regulatory authority over the Director or pursuant to any settlement of the same to which the Company consents; and

(d)	an amount equal to any direct costs incurred by the Director in complying with any aspect of any order or decision of any court, tribunal, regulatory authority or other body exercising judicial, governmental or regulatory authority over the Director, in each case, in connection with any of the matters referred to in (a) and/or (b) above, or any settlement of the same to which the Company consents, including without limitation all costs, legal expenses, losses, damages or other liabilities reasonably incurred in defending any of the matters referred to in (a) to (d) above (a Claim).

2.2	The Director shall continue to be indemnified under clause 2.1 above until such time as any relevant limitation periods (whether under Jersey law or otherwise) for bringing Claims against the Director have expired, or for so long as the Director remains liable for any Claims, notwithstanding that the Director may have ceased to be a director of the Company.

2.3	Payment in respect of Claims shall be made by the Company to the Director on a demand being made by the Director (or, if later, three Business Days before the due date for payment of the relevant liability) subject to the provision of evidence satisfactory to the Company as to the amount and date for payment of the relevant liabilities. Such payment shall be made without any set-off or counterclaim and free from any deduction or withholding except as required by this agreement or by applicable law.

2.4	Subject to applicable law, at the request of the Director, the Company shall make advance payments (on such terms, including interest, as the Company may determine) to the Director to meet Claims incurred or to be incurred by the Director or such Claims expected to arise, including for the avoidance of doubt, any costs or expenses to be incurred in dealing with any such Claims, provided that the Director provides the Company with an undertaking that within 14 days of receiving a written request from the Company, the Director shall repay to the Company all amounts received by, or advanced to, the Director under this agreement:

(a)	to the extent paid or advanced in contravention of law;

(b)	to the extent that amounts paid to the Director in respect of such Claims are subsequently found not to be payable by the Director in respect of such Claims; or

(c)	to the extent that amounts paid to the Director in respect of such Claims are subsequently recovered or compensated for, including by virtue of any relevant directors’ and officers’ liability insurance maintained by the Company.

2.5	The Company shall use all reasonable endeavours to provide and maintain appropriate directors’ and officers’ liability insurance (including ensuring that premiums are properly paid) for the benefit of the Director for so long as any Claims may lawfully be brought against the Director.

3	Limitation on liability

Notwithstanding any other provision of this agreement, the Director shall have no right to an indemnity under this agreement to the extent that such indemnity is prohibited by the Law or any applicable law or would cause this agreement or any part of it so be treated as void or unenforceable under applicable law.

4	Notification and conduct of claims

4.1	If the Director becomes aware of any matter which might or may reasonably be expected to give rise to a Claim, the Director shall:

(a)	as soon as reasonably practicable, give written notice to the Company of the matter (stating in reasonable detail the nature of the matter) and consult with the Company with respect to the matter. If the matter has become the subject of any legal proceedings [s]he shall deliver the notice within sufficient time to enable the Company to contest the proceedings before any final judgment;

(b)	take all reasonable action to mitigate any Claim;

(c)	at the Company’s sole expense and subject to a full indemnity from the Company in respect thereof in such terms as [s]he may reasonably require:

(i)	take such action and institute such proceedings and give such information and assistance as the Company may reasonably require to enable the Company to dispute, resist, appeal, compromise, defend, remedy or mitigate the matter or enforce against any person the rights of the Director in relation to the matter; and

(ii)	in connection with any proceedings related to the matter, use professional advisers nominated by the Company and, if the Company so requests, allow the Company, the applicable Associated Companies or its or their insurers to take over conduct and defense of the proceedings keeping [him/her] advised of progress and copied in material communications and issues; provided in each case that the Company shall not settle or compromise a matter that would materially adversely affect the reputation of the Director without first consulting with the Director; and

(d)	not admit liability in respect of or settle the matter without the prior written consent of the Company, such consent not to be unreasonably withheld.

4.2	In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall, to the fullest extent not prohibited by law, presume that the Director is entitled to indemnification under this agreement if the Director has submitted a notice to the Company in accordance with clause 4.1 of this agreement, and the Company shall, to the fullest extent not prohibited by law, have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

5	Other rights of indemnity or recovery

5.1	To the extent that the matter is one in respect of which the Director has a right to make recovery or is entitled to claim an indemnity from any person other than the Company (except under any insurance policy maintained for the benefit of the Director by the Director or any firm of which the Director is a party), whether under any provision of applicable law or otherwise, [s]he shall pursue such right of recovery or indemnity if requested to do so by the Company but at the Company’s sole expense and subject to an indemnity from the Company to the Director in respect of such pursuit in such terms as the Director may reasonably require.

5.2

In the event that a payment is made to the Director under this agreement in respect of a Claim, the Company shall be entitled to recover from the Director an amount equal to any payment received by the Director under any policy of insurance or from any other third party source to the extent that such payment relates to the Claim or, if the payment received by the Director is greater than the payment made under this agreement, a sum equal to the payment made under this agreement. The Director shall pay over such sum promptly on the Company’s request.

6	Assignment

6.1	The Company may at any time assign all or any of the Company’s rights and benefits hereunder.

6.2	The Director shall not be entitled to assign or transfer all or any of the Director’s rights, benefits and obligations hereunder without the prior or simultaneous written consent of the Company.

7	Notices

7.1	Any notice, approval, request, demand or other communication (Notice) to be given for the purpose of this agreement must be in writing in the English language and delivered by hand or special delivery mail (airmail if overseas) or facsimile addressed to the recipient at its address as set out at the head of this agreement or to such other address or to such facsimile number, email address or person which the recipient has notified to the sender in accordance with this clause 7.1 and which has been received by the sender no fewer than seven days prior to the Notice being dispatched.

7.2	A Notice will, if addressed correctly in accordance with clause 7.1, be deemed to have been served:

(a)	if served personally or delivered by hand at the time of delivery;

(b)	if delivered by special delivery mail two days after the date of posting or if sent by airmail five days after the date of posting (excluding days which are not Business Days);

(c)	if delivered by facsimile at the time the facsimile has been completely transmitted and a transmission report produced by the machine from which the facsimile was sent; and

(d)	if delivered by email at the time of sending according to the Lender’s electronic records.

8	Entire agreement

This agreement sets forth the entire agreement between the parties in respect of the subject matter of this agreement.

9	Variation

No variation of this agreement shall be effective unless signed for or on behalf of both the parties hereto.

10	Counterpart execution

This agreement may be executed in any number of counterparts and by both the parties hereto on separate counterparts each of which when executed and delivered shall constitute an original but all such counterparts shall together constitute one and the same instrument.

11	Governing law and jurisdiction

This agreement shall be governed by and construed in accordance with the laws of the Island of Jersey, and the parties hereto hereby submit to the non-exclusive jurisdiction of the courts of the Island of Jersey.

In witness whereof the parties hereto have executed this agreement the day and year first above written.

Signed for and on behalf of
CROWN LNG HOLDINGS LIMITED

Signature

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Title

Signed by [Name of Director]

Signature
in the presence of:

Signature of witness

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